UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Ryde Group Ltd (the “Company”) provides the following update regarding a proceeding in the Grand Court of the Cayman Islands and a class action filed against the Company in the United States District Court for the Southern District of New York.

1. A shareholder has presented a petition in respect of the Company in the Grand Court of the Cayman Islands concerning certain corporate governance and share issuance matters. The principal relief sought is an order requiring the purchase of the shareholder’s remaining shares at fair value, with the winding up of the Company sought in the alternative.

The proceedings remain at an early stage and no findings have been made by the Court on the substantive allegations. No official or provisional liquidator has been appointed, the directors remain in control of the Company, and the proceedings have not affected the Company’s operations or its ability to conduct business in the ordinary course.

2. Separately, a putative securities class action has been filed against the Company in the United States District Court for the Southern District of New York on behalf of purchasers of the Company’s securities between March 6, 2024 and September 11, 2024, with a lead plaintiff deadline of November 9, 2026. The Company intends to engage litigation counsel and actively defend the action.

The Company does not presently believe that the Cayman Islands proceedings are material to the Company and will reassess this position, and make such further disclosure as may be appropriate, if circumstances materially change.

This update is being provided voluntarily in advance of the Company’s extraordinary general meeting on September 29, 2026 so that shareholders have current information regarding these matters.

A copy of the press release issued by the Company in connection with this update is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Index	Description
99.1	Press release dated September 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: September 18, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer